Brownstein Hyatt Farber Schreck, LLP
Jeffrey M. Knetsch
Attorney at Law
303.223.1160 tel
303.223.0960 fax
jknetsch@bhfs.com

July 10, 2012

Jessica Kane
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

RE:	Prospect Global Resources Inc. (the “Company”)
Preliminary Proxy Statement on Schedule 14A
Filed March 22, 2012
File No. 000-54438

Dear Ms. Kane:

In response to your letter to Patrick Avery dated April 19, 2012 and on behalf of the Company, we provide the following responses to the comments contained in your letter.

General

1.

We note that two of your proposals seek shareholder approval to amend the Amended and Restated Articles of Incorporation. As an annex to your proxy statement, please include a draft version of your Amended and Restated Articles of Incorporation reflecting shareholder approval of these two proposals.

The amended and restated articles of incorporation reflecting shareholder approval of the applicable proposals in the proxy statement has been attached.

Proposal 2: Approval of Amendment to Amended and Restated Articles of Incorporation Increasing Authorized Shares of Common Stock by 200,000,000, page 8

2.

Please note that you may omit a description of your common stock except for a statement of the preemptive rights. Please revise your proxy statement to provide this information. Refer to Item 11(b) of Schedule 14A.

The proxy statement has been revised in response to this comment.

410 Seventeenth Street, Suite 2200 | Denver, CO 80202-4432	303.223.1100 tel
Brownstein Hyatt Farber Schreck, LLP | bhfs.com	303.223.1111 fax

Proposal 3: Approval of Amendment to Amended and Restated Articles of Incorporation Increasing Authorized Shares of Preferred Stock by 90,000,000, page 9

3.

We note that the proposed increase in the number of shares of preferred stock could have dilutive effects. Please describe the effects of this increase in more detail, including any anti-takeover effects. Refer to Item 19 of Schedule 14A and Release No. 34-15230 (Oct. 13, 1978).

The proxy statement has been revised in response to this comment.

Proposal 4: Approval of Issuance of Common Stock or Securities Convertible into Common Stock in Excess of 20% of Our Outstanding Shares at Prices Below Reported Trading Prices, page 10

4.

We note that your common stock does not currently trade on a national exchange that requires shareholder approval of securities issuances in excess of 20% of your outstanding shares at a price below market value and that you have no current definitive plans, arrangements, commitments or understandings to issue shares under this proposal. In this regard, please revise your proxy statement to discuss in detail your basis for believing that this proposal is permissible and enforceable under existing state and federal laws. Please also explain how this proposal would be implemented in practice. Finally, please discuss in detail the factors the board considered in deciding to introduce this proposal.

Trading in the Company’s shares on The Nasdaq Capital Market commenced on July 2, 2012. The proxy statement has been revised in response to this comment.

If you have any further questions or comments, please do not hesitate to contact me.  Thank you.

Sincerely,

/s/ Jeffrey M. Knetsch
Jeffrey M. Knetsch